Exhibit 99.1

EXECUTION COPY

Brookfield Residential Properties Inc.

8,000,000 Shares

Plus an option to purchase from the Company, up to 1,200,000 additional Shares to cover over-allotments

Common Stock (No par value)

Underwriting Agreement

New York, New York

November 14, 2012

To the Representatives

  named in Schedule I

  hereto of the several

  Underwriters named in

  Schedule II hereto

Ladies and Gentlemen:

Brookfield Residential Properties Inc., a corporation organized under the laws of Ontario (the “Company”), proposes to sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom you (the “Representatives”) are acting as representatives, the number of shares of common stock, no par value (“Common Stock”), of the Company set forth in Schedule I hereto (the “Securities”) (said shares to be issued and sold by the Company being hereinafter called the “Underwritten Securities”). The Company also proposes to grant to the Underwriters an option to purchase up to the number of additional shares of Common Stock set forth in Schedule I hereto to cover over-allotments, if any (the “Option Securities”; the Option Securities, together with the Underwritten Securities, being hereinafter called the “Securities”). To the extent there are no additional Underwriters listed on Schedule I other than you, the term Representatives as used herein shall mean you, as Underwriters, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires. Certain terms used herein are defined in Section 24 hereof.

The Company has prepared and filed a preliminary short form base shelf prospectus, dated October 23, 2012, and a final short form base shelf prospectus, dated November 1, 2012 (the “Canadian Basic Prospectus”), in respect of the Securities with the securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces of Canada (the “Qualifying Jurisdictions”), including, the Alberta Securities Commission, the Company’s principal regulator (the “Reviewing Authority”), and has been issued a preliminary receipt by the Reviewing Authority for such preliminary short form base shelf prospectus and a final receipt by the Reviewing Authority for such final short form base shelf prospectus in accordance with the securities laws applicable in the Qualifying Jurisdictions and the respective rules and regulations under such laws, together with the applicable published policy statements and applicable notices and blanket orders or rulings of the Qualifying Authorities in such Qualifying Jurisdictions (“Canadian Securities Laws”), including National Instrument 44-101

Short Form Prospectus Distributions (“NI 44-101”) and Companion Policy 44-101CP and National Instrument 44-102 Shelf Distributions and Companion Policy 44-102CP (collectively, the “Shelf Procedures”). The Reviewing Authority is the principal regulator regulating the offering of the Securities. The term “Canadian Final Prospectus” means the final prospectus supplement relating to the offering of the Securities first filed with the Qualifying Authorities after the Applicable Time, together with the preliminary prospectus supplement and the Canadian Basic Prospectus, including all documents incorporated therein by reference. A preliminary prospectus supplement will be filed with the Qualifying Authorities on a confidential basis prior to the Applicable Time.

The Company has also filed with the United States Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10 (File No. 333-184559), as amended by Amendment No. 1 to the Form F-10, providing for the registration of common shares, preferred shares, warrants, subscription receipts and units, including the Securities, under the Securities Act. Such registration statement and any post-effective amendment thereto, in each case including the Canadian Basic Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) each in the form heretofore delivered or to be delivered to the Underwriters, including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, has become effective pursuant to Rule 467. The various parts of such registration statement including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, each as amended at the time such part of the registration statement became effective and including any post-effective amendment thereto, and including any prospectus supplement relating to the Securities that is filed with the Commission and deemed part of such registration statement, are hereinafter collectively called the “Registration Statement.” The Canadian Basic Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) included in the Registration Statement shall be referred to herein as the “U.S. Basic Prospectus.” The U.S. Basic Prospectus, as filed together with the prospectus supplement relating to the offering of the Securities first filed with the Commission pursuant to General Instruction II.L. of Form F-10, including all documents incorporated therein by reference, after the Applicable Time is referred to herein as the “U.S. Final Prospectus.”

The Company has prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”).

All references in this Agreement to financial statements and schedules and other documents and information which is “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, the U.S. Basic Prospectus, any U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Basic Prospectus, any Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to mean and include all such financial statements and schedules and other documents and information which is incorporated by reference therein as of the date of such Registration Statement, U.S. Basic Prospectus, U.S. Preliminary Prospectus, U.S. Final Prospectus, Canadian Basic Prospectus, Canadian Preliminary Prospectus or Canadian Final Prospectus, as the case may be. Any reference herein to the Registration Statement, the U.S. Basic Prospectus, any U.S. Preliminary Prospectus, or the U.S. Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 4 of Form F-10 which were filed under the Exchange Act, on or before the Effective Date of the Registration Statement or the issue date of such U.S. Basic Prospectus, U.S. Preliminary Prospectus or U.S. Final Prospectus and any reference to the Canadian Basic Prospectus, any Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to refer to and include the documents incorporated or deemed to be incorporated by reference therein pursuant to Canadian Securities Laws on or before the date of such Canadian Basic Prospectus, Canadian Preliminary Prospectus or Canadian Final Prospectus, as the case may be; and any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the Registration Statement, the U.S. Basic Prospectus, any U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Basic Prospectus, any Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act or Canadian Securities Laws, as applicable, after the Effective Date of the Registration Statement or the issue date of the U.S. Basic Prospectus, any U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Basic Prospectus, any Canadian Preliminary Prospectus or the Canadian Final Prospectus, as the case may be, that purports to amend or supplement any such document.

1. Representations and Warranties. The Company represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1.

(a) The Company meets the general eligibility requirements for use of Form F-10 under the Securities Act and is eligible to use the Shelf Procedures. A receipt has been issued by the Reviewing Authority in respect of the Canadian Basic Prospectus and no order suspending the distribution of the Securities has been issued by any Qualifying Authority or any court and no proceedings for that purpose are pending or, to the knowledge of the Company, are contemplated by any Qualifying Authority, and any request on the part of any Qualifying Authority for additional information in relation to the Canadian Basic Prospectus has been complied with. The Registration Statement, in the form delivered to the Representatives, has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act and no proceedings for that purpose are pending or, to the knowledge of the Company, are contemplated by the Commission, and any request on the part of the Commission for additional information in relation to the Registration Statement has been complied with.

(b) (i) At its date and on the Closing Date (as defined herein), each of the Canadian Basic Prospectus and the Canadian Final Prospectus complied or will comply with Canadian Securities Laws (including the Shelf Procedures); (ii) on the Effective Date, the U.S. Basic Prospectus conformed to the Canadian Basic Prospectus, and at its date and at the Closing Date, the U.S. Final Prospectus will conform to the Canadian Final Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission; (iii) on the Effective Date, the Registration Statement complied and, at the Closing Date, will comply, with the requirements of the Securities Act; (iv) the Registration Statement, on the Effective Date, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; (v) the U.S. Final Prospectus, as of its date and as of the Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (vi) at its date and at the Closing Date, the Canadian Final Prospectus and any amendment or supplement thereto will constitute full, true and plain disclosure of all material facts relating to the Securities, as interpreted under Canadian Securities Laws; (vii) (A) the Disclosure Package (as defined herein) and the price to the public, the number of Underwritten Securities and the number of Option Securities to be included on the cover page of the Canadian Final Prospectus and the U.S. Final Prospectus, when taken together as a whole, and (B) each electronic road show, when taken together as a whole with the Disclosure Package, and the price to the public, the number of Underwritten Securities and the number of Option Securities to be included on the cover page of the U.S. Final Prospectus and the Canadian Final Prospectus, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties contained in clauses (iv), (v), (vi), (vii) and (viii) above do not apply to statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriters through the Representatives specifically for inclusion in the Registration Statement, the Canadian Final Prospectus, the Disclosure Package or the U.S. Final Prospectus, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(c) The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, at the time they were or at the time they are hereafter filed with the Commission or any Qualifying Authority complied and will comply in all material respects with the requirements of Canadian Securities Laws and the Exchange Act.

(d) The Canadian Basic Prospectus, any Canadian Preliminary Prospectus, the Canadian Final Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Qualifying Authorities in electronic format on the System for Electronic Document Analysis and Retrieval (“SEDAR”), except to the extent permitted by Canadian Securities Laws; provided, however, that the preliminary prospectus supplement will not be filed publically on SEDAR in accordance with directions given by the Reviewing Authority. The Registration Statement, any U.S. Preliminary Prospectus, any Issuer Free Writing Prospectus, the U.S. Final Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), except to the extent permitted by Regulation S-T.

(e) Each Issuer Free Writing Prospectus hereto does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(f) The Company is subject to Section 13 or 15(d) of the Exchange Act. The Company is a “reporting issuer” (or equivalent) in each province of Canada and is not in default of any requirement under applicable Canadian securities laws except for any default which would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), operations, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business (a “Material Adverse Effect”).

(g) The Company has been duly incorporated and is valid and subsisting as a corporation under the laws of Ontario with all requisite corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package; and the Company is duly registered to do business as an extra-provincial corporation or a foreign corporation and is in good standing under the laws of each such jurisdiction which requires such registration, except where the failure to be so registered or in good standing would not singly, or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(h) Each of the Company’s subsidiaries has been duly incorporated and is validly existing as a corporation, limited liability company or partnership in good standing under the laws of the jurisdiction in which each is incorporated or organized, with requisite power and authority to own or lease, as the case may be, and to operate its respective properties and conduct its respective business as described in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, except where the failure to validly exist, be in such good standing, have such requisite power and authority, so operate or so conduct its respective business would not singly, or in the aggregate, be reasonably expected to have a Material Adverse Effect; and each is duly qualified or registered to do business as an extra jurisdictional entity or a foreign entity and, to the best of the Company’s knowledge, is in good standing under the laws of each jurisdiction which requires such qualification or registration, except where the failure to be so qualified or registered or in such good standing would not singly, or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(i) The Company has an authorized capitalization as set forth in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package and all of the issued shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable; and all the outstanding shares of capital stock, or other ownership interests, of each Subsidiary of the Company have been duly and validly authorized and issued and are fully paid and nonassessable, as applicable, and, except for (i) as otherwise set forth in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package; and (ii) security interests, claims, liens or encumbrances, which would not reasonably be expected to have a Material Adverse Effect, all outstanding shares of capital stock, or other ownership interests, of the subsidiaries are owned by the Company either directly or through wholly owned subsidiaries free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances.

(j) There is no franchise, contract, agreement or other document required to be described in the Registration Statement, Canadian Final Prospectus, U.S. Final Prospectus or Disclosure Package, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package under the headings “Certain Canadian Income Tax Considerations,” “Certain U.S. Income Tax Considerations,” “Description of Common Shares” and “Legal Proceedings” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries, in all material respects, of such legal matters, agreements, documents or proceedings.

(k) The Company has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and this Agreement has been duly authorized, executed and delivered by the Company.

(l) The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

(m) The Company was not a “passive foreign investment company” within the meaning of Section 1297(a) of the U.S. Internal Revenue Code of 1986, as amended (a “PFIC”), for its taxable year ended December 31, 2011. The Company does not reasonably expect to be a PFIC for its current taxable year ending December 31, 2012 or in the foreseeable future.

(n) No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein, except (i) where the failure to have such consent, approval, authorization, filing or order would not singly, or in the aggregate, be reasonably expected to have a Material Adverse Effect or would not materially and adversely affect the ability of the Company to perform its obligations under this Agreement, (ii) such as have been obtained under the Securities Act and the Canadian Securities Laws, (iii) such as is required by the New York Stock Exchange or the Toronto Stock Exchange in connection with the listing of the Securities and (iv) such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

(o) Neither the issue and sale of the Securities nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, (i) (x) the charter or by-laws of the Company or (y) any of its subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its subsidiaries or any of its or their properties, except, in the cases of (i)(y), (ii) and (iii) hereof, where such conflict, breach, violation or imposition would not singly, or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(p) No holders of securities of the Company have rights to the registration of such securities under the Registration Statement.

(q) The consolidated historical financial statements and schedules of the Company and its consolidated subsidiaries included in the Canadian Final Prospectus, the U.S. Final Prospectus, the Registration Statement and the Disclosure Package present fairly, in all material respects, the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated comply as to form with the applicable accounting requirements of the Canadian Securities Laws and Form F-10 under the Securities Act and have been prepared in conformity with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein). The selected financial data set forth under the caption “Summary – Summary Financial Information” in the Canadian Final Prospectus, the U.S. Final Prospectus, the Registration Statement and the Disclosure Package fairly present, in all material respects, on the basis stated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Registration Statement and the Disclosure Package, the information included therein.

(r) No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries or its or their property is pending or, to the best knowledge of the Company, threatened that (i) would reasonably be expected to have a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby or (ii) would reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package (exclusive of any supplement thereto).

(s) Except as disclosed in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, each of the Company and each of the subsidiaries (i) have good and marketable title to all real properties and all other properties and assets owned by them as are necessary to the conduct of its operations as presently conducted; and (ii) except as disclosed in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, the Company and each of its subsidiaries hold any leased real or personal property as are necessary to the conduct of its operations as presently conducted under valid and enforceable leases with no terms or provisions that would interfere with the use made or to be made thereof by them and no defaults exist thereunder, except the case of (i) and (ii) hereof where the failure to have such title or to hold such property would not singly, or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(t) Neither the Company nor any of Brookfield Residential (Alberta) LP, Brookfield Residential US Corporation, Brookfield Homes (US) LLC, Brookfield Residential (US) LLC and Brookfield Homes Holdings LLC (each, a “Significant Subsidiary is in violation or default of (i) any provision of its charter or by-laws or other constating documents, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such Significant Subsidiary or any of its properties, as applicable, except in the case of (ii) and (iii) hereof where such violation or default would not singly, or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(u) Deloitte & Touche LLP, who have certified certain financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements and schedules statements included and incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, are independent public accountants with respect to the Company within the meaning of the Exchange Act.

(v) There are no transfer taxes or other similar fees or charges under U.S. or Canadian federal law, or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Securities.

(w) The Company has filed all tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect and except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package (exclusive of any supplement thereto) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except (i) for any such assessment, fine or penalty that is currently being contested in good faith or as would not reasonably be expected to have a Material Adverse Effect and (ii) as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package (exclusive of any supplement thereto that becomes effective after the Execution Time).

(x) No labor problem or dispute with the employees of the Company or any of its Significant Subsidiaries exists or is, to the knowledge of the Company, threatened or is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its Significant Subsidiaries’ principal suppliers, contractors or customers, except (i) as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package (exclusive of any supplement thereto) or (ii) where such problem, dispute or disturbance would not singly, or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(y) The Company and each of its Significant Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all material policies of insurance and fidelity or surety bonds insuring the Company or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and its Significant Subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no material claims by the Company or any of its Significant Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any such Significant Subsidiary has been refused any material insurance coverage sought or applied for; and neither the Company nor any such Significant Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package (exclusive of any supplement thereto).

(z) The Company and its subsidiaries possess all material licenses, certificates, permits and other authorizations issued by all applicable foreign, federal, provincial, state, municipal or local regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package (exclusive of any supplement thereto).

(aa) The Company and each of its Significant Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and its subsidiaries’ internal control over financial reporting are effective and the Company and its subsidiaries are not aware of any material weakness in their internal controls over financial reporting.

(bb) The Company and its subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are effective.

(cc) The Company has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(dd) Except as disclosed in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, (i) none of the Company or any of its subsidiaries is in violation of, or has any liability under, or has received notice of any actual or potential liability under, any applicable U.S. or Canadian federal, state, provincial, local or foreign statute, law, rule, regulation, ordinance, code, other requirement or rule of law (including common law), or decision or order of any domestic or foreign governmental entity or court, relating to pollution, to the use, handling, transportation, treatment, storage, discharge, disposal or release of Hazardous Substances (as defined below), to the protection or restoration of the environment or natural resources (including biota), to human health and safety, including as such relates to exposure to Hazardous Substances, and to natural resource damages (collectively, “Environmental Laws”), (ii) none of the Company or any of its subsidiaries owns, occupies, operates or uses any real property contaminated with Hazardous Substances, (iii) none of the Company or any of its subsidiaries is conducting or funding any investigation, remediation, remedial action or monitoring of actual or suspected Hazardous Substances in the environment, (iv) none of the Company or any of its subsidiaries is liable or allegedly liable for any release or threatened release of Hazardous Substances, including at any off-site treatment, storage or disposal site, or has been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, (v) none of the Company nor its subsidiaries is subject to any claim by any governmental entity or person relating to Environmental Laws or Hazardous Substances, (vi) the Company and its subsidiaries have received and are in compliance with all, and have no liability under any, permits, licenses, authorizations, identification numbers or other approvals required under applicable Environmental Laws to conduct their respective businesses, and (vii) to the knowledge of the Company there are no facts or circumstances that would reasonably be expected to result in a violation of, liability under, or claim or expense pursuant to any Environmental Law, except in each case covered by clauses (i) – (vii) such as would not reasonably be expected, individually or in the aggregate, have a Material Adverse Effect. For purposes of this subsection, “Hazardous Substances” means (A) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls and mold, and (B) any other chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant, contaminant or waste under Environmental Laws.

(ee) None of the following events has occurred or exists: (i) a failure to fulfill the obligations, if any, under the minimum funding standards of Section 302 of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the regulations and published interpretations thereunder with respect to a Plan, determined without regard to any waiver of such obligations or extension of any amortization period; (ii) an audit or investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other federal or state governmental agency or any foreign regulatory agency with respect to the employment or compensation of employees by any of the Company or any of its subsidiaries that would have a Material Adverse Effect, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package (exclusive of any supplement thereto); (iii) any breach of any contractual obligation, or any violation of law or applicable qualification standards, with respect to the employment or compensation of employees by the Company or any of its subsidiaries that would have a Material Adverse Effect, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package (exclusive of any supplement thereto). None of the following events has occurred or is reasonably likely to occur: (i) a material increase in the aggregate amount of contributions required to be made to all Plans in the current fiscal year of the Company and its subsidiaries compared to the amount of such contributions made in the most recently completed fiscal year of the Company and its subsidiaries; (ii) a material increase in the “accumulated post-retirement benefit obligations” (within the meaning of Statement of Financial Accounting Standards 106) of the Company and its subsidiaries compared to the amount of such obligations in the most recently completed fiscal year of the Company and its subsidiaries; (iii) any event or condition giving rise to a liability under Title IV of ERISA that would have a Material Adverse Effect, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package (exclusive of any supplement thereto); or (iv) the filing of a claim by one or more employees or former employees of the Company or any of its subsidiaries related to their employment that would have a Material Adverse Effect, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package (exclusive of any supplement thereto). For purposes of this paragraph, the term “Plan” means a plan (within the meaning of Section 3(3) of ERISA) subject to Title IV of ERISA with respect to which the Company or any of its subsidiaries may have any liability. All contributions or premiums required to be made or paid by any of the Company or its subsidiaries to any Canadian pension or other Canadian employee benefit plan have been made on a timely basis in accordance with the terms of such plans and all applicable laws. Each such Canadian pension plan or Canadian benefit plan is fully funded on a solvency basis and going concern basis (using actuarial methods and assumptions which are consistent with the valuations last filed with the applicable governmental authorities and which are consistent with generally accepted accounting principles. All material obligations of each of the Company and its subsidiaries required to be performed in connection with any Canadian pension plans and the funding agreements therefor have been performed on a timely basis. None of the Company or its subsidiaries has ever, sponsored, administered, maintained, contributed to or participated in any Canadian employee benefit plan which contains a “defined benefit provision,” as defined in subsection 147.1(1) of the Income Tax Act (Canada).

(ff) There is and has been no failure on the part of the Company and any of the Company’s directors or officers, in their capacities as such, to comply, in all material respects, with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 relating to loans and Sections 302 and 906 relating to certifications.

(gg) Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA; and the Company, its subsidiaries and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(hh) The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime Money (Money Laundering) Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency to which the Company and its subsidiaries are subject (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ii) Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently the target of any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or by the Office of the Superintendent of Financial Institutions (“OSFI”) in Canada; and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC or Canadian sanctions administered by OSFI.

(jj) The Company and its subsidiaries own, possess, license or have other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of the Company’s business as now conducted or as proposed in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package to be conducted, except where such failure to own, possess, licenses or have other rights to use such Intellectual Property would not singly, or in the aggregate, be reasonably expected to have a Material Adverse Effect. Except as set forth in the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package (a) there are no rights of third parties to any such Intellectual Property; (b) there is no material infringement by third parties of any such Intellectual Property; (c) there is no pending or threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (d) there is no pending or threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (e) there is no pending or threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Company is unaware of any other fact which would form a reasonable basis for any such claim; (f) there is no U.S. or Canadian patent or published U.S. or Canadian patent application which contains claims that dominate or may dominate any Intellectual Property described in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package as being owned by or licensed to the Company or that interferes with the issued or pending claims of any such Intellectual Property; and (g) there is no prior art of which the Company is aware that may render any or Canadian U.S. patent held by the Company invalid or any U.S. or Canadian patent application held by the Company unpatentable which has not been disclosed to the U.S. Patent and Trademark Office or the Canadian Intellectual Property Office, except, with respect to clauses (a) through (g), except where such rights, infringement, challenge, proceeding, claim, domination or art, as applicable, would not singly, or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(kk) Except as disclosed in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of any of the Underwriters and (ii) does not intend to use any of the proceeds from the sale of the Securities hereunder to repay any outstanding debt owed to any affiliate of any of the Underwriters.

(ll) Except as disclosed in the Disclosure Package, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment.

(mm) Except as disclosed in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, no acquisition has been made by the Company since the date of its incorporation that would be a significant acquisition for the purposes of the Canadian Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that, if completed by the Company at the date of the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, would be a significant acquisition for the purposes of the Canadian Securities Laws, in each case, that would require the prescribed financial and other disclosure in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package pursuant to such laws.

Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

2. Purchase and Sale. (a) Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at the purchase price set forth in Schedule I hereto, the number of Underwritten Securities set forth opposite such Underwriter’s name in Schedule II hereto.

(b) Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company hereby grants an option to the several Underwriters to purchase, severally and not jointly, up to the number of Option Securities set forth in Schedule I hereto at the same purchase price per share as the Underwriters shall pay for the Underwritten Securities, less an amount per share equal to any dividends or distributions declared by the Company and payable on the Underwritten Securities but not payable on the Option Securities. Said option may be exercised only to cover over-allotments in the sale of the Underwritten Securities by the Underwriters. Said option may be exercised in whole or in part at any time on or before the 30th day after the date of the U.S. Final Prospectus upon written or telegraphic notice by the Representatives to the Company setting forth the number of Option Securities as to which the several Underwriters are exercising the option and the settlement date. The number of Option Securities to be purchased by each Underwriter shall be the same percentage of the total number of Option Securities to be purchased by the several Underwriters as such Underwriter is purchasing of the Underwritten Securities, subject to such adjustments as you in your absolute discretion shall make to eliminate any fractional shares.

3. Delivery and Payment. Delivery of and payment for the Underwritten Securities and the Option Securities (if the option provided for in Section 2(b) hereof shall have been exercised on or before the third Business Day immediately preceding the Closing Date) shall be made on the date and at the time specified in Schedule I hereto or at such time on such later date not more than three Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”). Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company. Delivery of the Underwritten Securities and the Option Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct.

If the option provided for in Section 2(b) hereof is exercised after the third Business Day immediately preceding the Closing Date, the Company will deliver the Option Securities (at the expense of the Company) to the Representatives, at 388 Greenwich Street, New York, New York, on the date specified by the Representatives (which shall be within three Business Days after exercise of said option) for the respective accounts of the several Underwriters, against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company. If settlement for the Option Securities occurs after the Closing Date, the Company will deliver to the Representatives on the settlement date for the Option Securities, and the obligation of the Underwriters to purchase the Option Securities shall be conditioned upon receipt of, supplemental opinions, certificates and letters confirming as of such date the opinions, certificates and letters delivered on the Closing Date pursuant to Section 6 hereof.

4. Offering by Underwriters. It is understood that the several Underwriters propose to offer the Securities for sale to the public as set forth in the U.S. Final Prospectus.

5. Agreements. The Company agrees with the several Underwriters that:

(a) Prior to the termination of the offering of the Securities, the Company will not file any amendment of the Registration Statement, the Canadian Basic Prospectus, the U.S. Basic Prospectus, any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus, or any amended Canadian Basic Prospectus, U.S. Basic Prospectus, Canadian Preliminary Prospectus, U.S. Preliminary Prospectus, Canadian Final Prospectus or U.S. Final Prospectus unless the Company has furnished you a copy for your review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object. The Company will cause the Canadian Final Prospectus and the U.S. Final Prospectus, properly completed, and any supplement thereto to be filed in a form approved by the Representatives and shall file (i) such Canadian Final Prospectus with the Qualifying Authorities in accordance with the Shelf Procedures and (ii) such U.S. Final Prospectus with the Commission pursuant to General Instruction II.L. of Form F-10 not later than the Commission’s close of business on the Business Day following the date of the filing thereof with the Qualifying Authorities. The Company will promptly file all reports required to be filed by it with the Qualifying Authorities pursuant to Canadian Securities Law and the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus (or in lieu thereof, a notice referred to in Rule 173(a)) is required under the Securities Act in connection with the offering or sale of the Securities. During such same period, the Company will advise the Representatives, promptly after it receives notice thereof, (i) of the time when any amendment to the Canadian Final Prospectus has been filed or receipted, (ii) when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Canadian Basic Prospectus or any amended Canadian Final Prospectus or U.S. Final Prospectus has been filed with the Qualifying Authorities or the Commission, (iii) of the issuance by any Qualifying Authorities or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, (iv) of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, (v) of the initiation or threatening of any proceeding for any such purpose, or (vi) of any request by the Qualifying Authorities or the Commission for the amending or supplementing of the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus or for additional information relating to the Securities. The Company will use its reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use its reasonable efforts to obtain as soon as possible the withdrawal of such order.

(b) If, at any time when a prospectus relating to the Securities is required to be delivered under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), any event occurs as a result of which the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, each as then supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement, file a new registration statement or supplement the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package to comply with Canadian Securities Laws, the Securities Act or the Exchange Act, or the respective rules thereunder, including in connection with use or delivery of the Canadian Final Prospectus or the U.S. Final Prospectus, the Company promptly will (i) notify the Representatives of any such event, (ii) prepare and file with the Qualifying Authorities and the Commission, subject to the second sentence of paragraph (a) of this Section 5, an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance, (iii) use its reasonable efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of the Canadian Final Prospectus or U.S. Final Prospectus and (iv) thereafter supply any supplemented Canadian Final Prospectus, U.S. Final Prospectus and Disclosure Package to you in such quantities as you may reasonably request.

(c) As soon as practicable, the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158.

(d) The Company will furnish, upon request, to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), as many copies of each Canadian Basic Prospectus, U.S. Basic Prospectus, Canadian Final Prospectus, U.S. Final Prospectus, and each Issuer Free Writing Prospectus and any supplement thereto as the Representatives may reasonably request. The Company will pay the expenses of printing or other production of all documents relating to the offering.

(e) The Company will arrange, if necessary, for the qualification of the Securities for sale under the laws of such jurisdictions as the Representatives may designate and will maintain such qualifications in effect so long as required for the distribution of the Securities; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified, to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities or subject itself to taxation in respect of doing business in any jurisdiction where it is not now so subject.

(f) The Company agrees that, unless it has or shall have obtained the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Company that, unless it has or shall have obtained, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule III hereto and any electronic road show. Any such free writing prospectus consented to by the Representatives or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(g) The Company will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any other shares of Common Stock or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock; or publicly announce an intention to effect any such transaction, until the Business Day set forth on Schedule I hereto, provided, however, that the Company may (i) issue and sell Common Stock pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan of the Company in effect at the Execution Time and (ii) issue Common Stock issuable upon the conversion of securities or the exercise of warrants outstanding at the Execution Time. Notwithstanding the foregoing, if (x) during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or (y) prior to the expiration of the restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions imposed in this clause shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The Company will provide the Representatives and any co-managers and each individual subject to the restricted period pursuant to the lockup letters described in Section 6(l) with prior notice of any such announcement that gives rise to an extension of the restricted period.

(h) The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(i) The Company agrees to pay the costs and expenses relating to the following matters: (i) the preparation, printing or reproduction and filing with the Commission of the Registration Statement (including financial statements and exhibits thereto), the Form F-X, each of the Canadian Basic Prospectus, the U.S. Basic Prospectus, any Canadian Final Preliminary Prospectus, any U.S. Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and each Issuer Free Writing Prospectus, and each amendment or supplement to any of them; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, each of the Canadian Basic Prospectus, the U.S. Basic Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Securities; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (iv) the printing (or reproduction) and delivery of this Agreement, any blue sky memorandum and all other agreements or documents printed (or reproduced) and delivered in connection with the offering of the Securities; (v) the registration of the Securities under the Exchange Act and the listing of the Securities on the New York

Stock Exchange; (vi) any filings required to be made with the Financial Industry Regulatory Authority, Inc. (“FINRA”) (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); (vii) the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Company; and (vii) all other costs and expenses incident to the performance by the Company of its obligations hereunder.

6. Conditions to the Obligations of the Underwriters. The obligations of the Underwriters to purchase the Underwritten Securities and the Option Securities, as the case may be, shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time, the Closing Date and any settlement date pursuant to Section 3 hereof, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a) (i) The Canadian Final Prospectus shall have been filed with the Qualifying Authorities under the Shelf Procedures, (ii) the U.S. Final Prospectus shall have been filed with the Commission pursuant to General Instruction II.L. of Form F-10 under the Securities Act and (iii) any other material required to be filed by the Company in accordance with Rule 433(d) shall have been filed with the Commission, in each case, within the applicable time period in the manner prescribed for such filing and in accordance with Section 5(a) hereof; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no order preventing or suspending the use of any prospectus relating to the Securities shall have been issued and no proceeding for any such purpose shall have been initiated or threatened by the Commission or the Qualifying Authorities.

(b) The Company shall have requested and caused Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, to the effect that:

(i) the Registration Statement (except the financial statements and schedules and other financial data included therein, as to which we express no view), at the time it became effective, and the U.S. Final Prospectus (except as aforesaid), as of the date thereof, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations thereunder;

(ii) no information has come to our attention that causes us to believe that the Registration Statement, including the documents incorporated by reference therein (except the financial statements and schedules and other financial data and management’s report on the effectiveness of internal control over financial reporting incorporated by reference therein, as to which we express no view), at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(iii) no information has come to our attention that causes us to believe that the U.S. Basic Prospectus, the Canadian Basic Prospectus, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus, each including the documents incorporated by reference therein, considered together with the amount and the price to the public of the Securities on the front cover of the U.S. Final Prospectus (except in each case the financial statements and schedules and other financial data and management’s report on the effectiveness of internal control over financial reporting incorporated by reference therein, as to which we express no view), at the Applicable Time contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iv) no information has come to our attention that causes us to believe that the U.S. Final Prospectus or the Canadian Final Prospectus, each including the documents incorporated by reference therein (except the financial statements and schedules and other financial data and management’s report on the effectiveness of internal control over financial reporting included therein, as to which we express no view), as of the date thereof or hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) based solely upon our review of the Notice of Effectiveness on the website of the Commission the Registration Statement is effective under the Securities Act; and based solely upon a telephonic confirmation from a representative of the Commission, no stop order with respect thereto has been issued by the Commission, and to the best of our knowledge, no proceeding for that purpose has been instituted or threatened by the Commission;

(vi) the statements made in the Canadian Final Prospectus and the U.S. Final Prospectus under the heading “Certain United States Income Tax Considerations”, insofar as such statements purport to summarize certain federal income tax laws of the United States, constitute a fair summary of the principal U.S. federal income tax consequences of an investment by a U.S. Holder (as defined therein) in the Securities.

(ii) the Underwriting Agreement has been duly executed and delivered by the Company under the law of New York.

(iii) the issuance and sale of the Securities to the Underwriters pursuant to the Underwriting Agreement does not, and the performance by the Company of its obligations in the Underwriting Agreement and the Securities will not, (a) require any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States or the State of New York that in our experience normally would be applicable to general business entities with respect to such issuance, sale or performance, except such as have been obtained or effected under the Securities Act and the Securities Exchange Act of 1934, as amended, or (b) result in a violation of any United States federal or New York State law or published rule or regulation that in our experience normally would be applicable to general business entities with respect to such issuance, sale or performance (but without expressing an opinion relating to the United States federal securities laws or any state securities or Blue Sky laws.

(iv) no registration of the Company under the U.S. Investment Company Act of 1940, as amended, is required for the offer and sale of the Securities by the Company in the manner contemplated by the Underwriting Agreement.

(c) The Company shall have requested and caused Goodmans LLP, Canadian counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, to the effect that:

(i) each of the Company and Ontario and federal subsidiaries (individually a “Canadian Subsidiary” and collectively the “Canadian Subsidiaries”) has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction in which it is chartered or organized, with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, and is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualification;

(ii) all the outstanding shares of capital stock of each Canadian Subsidiary have been duly and validly authorized and issued and are fully paid and nonassessable, and, except as otherwise set forth in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, all outstanding shares of capital stock of the Canadian Subsidiaries are owned by the Company either directly or through wholly owned subsidiaries free and clear of any perfected security interest and, to the knowledge of such counsel, after due inquiry, any other security interest, claim, lien or encumbrance;

(iii) the Company’s authorized equity capitalization is as set forth in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus; the capital stock of the Company conforms to the description thereof contained in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus; the outstanding shares of Common Stock have been duly and validly authorized and issued and are fully paid and nonassessable; the Securities have been duly and validly authorized, and, when issued and delivered to and paid for by the Underwriters pursuant to this Agreement, will be fully paid and nonassessable; the certificates for the Securities are in valid and sufficient form; the holders of outstanding shares of capital stock of the Company are not entitled to preemptive or other rights to subscribe for the Securities; and, except as set forth in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, no options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, shares of capital stock of or ownership interests in the Company are outstanding;

(iv) the Company’s authorized share capitalization is as set forth in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, and the Securities conform in all material respects to the description thereof contained in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package;

(v) the Company has 101,839,540 common shares issued and outstanding;

(vi) the statements included or incorporated by reference in any Preliminary Canadian Prospectus and the Final Canadian Prospectus under the headings “Certain Canadian Income Tax Considerations”, “Description of Common Shares” and “Eligibility for Investment” fairly summarize the matters therein described;

(vii) this Agreement has been duly authorized, executed and delivered by the Company;

(viii) the Company is a “reporting issuer” under the securities legislation of the Province of Alberta an those other Qualifying Jurisdictions where the concept of a reporting issuer exists and is not on the list of defaulting issuers maintained by the Reviewing Authority or the relevant Qualifying Authority under any such legislation;

(ix) all necessary consents, approvals, authorizations, filings with the Qualifying Authorities, or order of any court or governmental agency or body have been obtained in connection with the transactions contemplated herein;

(x) neither the issue and sale of the Securities, nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or its subsidiaries pursuant to, (i) the charter or by-laws of the Company or its subsidiaries or (ii) any Ontario statute, law, rule, regulation, judgment, order or decree applicable to the Company or its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or its subsidiaries or any of its or their properties;

(xi) a receipt has been obtained in respect of the Canadian Basic Prospectus;

(xii) the Company meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 – Short Form Prospectus Distributions.

(xiii) the filing of the Canadian Final Prospectus with the Qualifying Authorities, have in each case been duly authorized by and on behalf of the Company, and the Canadian Basic Prospectus has been duly executed by the Company.

(xiv) a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give effect to the choice of the law of the State of New York (“New York law”) as the governing law of the Underwriting Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy, as that term as is understood under the laws of the Province of Ontario and the laws of Canada applicable therein (“Public Policy”). We have no reason to believe that the choice of New York law to govern the Underwriting Agreement (except as to provisions in the Underwriting Agreement providing for indemnity or contribution, as to which no opinion is expressed) would not be bona fide or would be contrary to Public Policy.

(xv) If the Underwriting Agreement is sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York law, an Ontario Court would, subject to paragraph (x) above, recognize the choice of New York law and, upon appropriate evidence as to such law being adduced, apply such law with respect to those matters which under the laws of the Province of Ontario are to be determined by the proper law of the Underwriting Agreement (and in particular, but without limitation, not with respect to matters of procedure), provided that none of the provisions of the Underwriting Agreement, or of applicable New York law, is contrary to Public Policy and that those laws are not foreign revenue or penal laws; provided, however, that, in matters of procedure, the laws of the Province of Ontario will be applied, and an Ontario Court will retain discretion to decline to hear such action if it is contrary to Public Policy for it to do so, or if it is not the proper forum to hear such an action, or if concurrent proceedings are being brought elsewhere, and an Ontario Court may not enforce an obligation enforceable under New York law where performance of the obligation would be illegal by the law of the place of performance.

(xvi) in an action on a final and conclusive judgment in personam of any federal or state court in the State of New York (a “New York Court”) that is not impeachable as void or voidable under New York law, an Ontario Court would give effect to the appointment by the Company of Brookfield Residential US Corporation (or any successor) as its agent to receive service of process in the United States of America under the Purchase Agreement and to the provisions in the Underwriting Agreement whereby the Company submits to the non-exclusive jurisdiction of a New York Court

(d) The Company shall have requested and caused local counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, in form and substance satisfactory to the Representatives;

(e) The Representatives shall have received from each of Shearman & Sterling LLP, U.S. counsel for the Underwriters, and Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(f) The Company shall have furnished to the Representatives a certificate of the Company, signed by the President and the principal financial or accounting officer of the Company, dated the Closing Date, to the effect that the signers of such certificate have examined the Registration Statement, the Canadian Basic Prospectus, the U.S. Basic Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, any supplements or amendments thereto, as well as each electronic road show used in connection with the offering of the Securities, and this Agreement and that:

(i) the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii) the receipt obtained from the Reviewing Authority in respect of the Canadian Basic Prospectus remains in effect and no order having the effect of ceasing or suspending the distribution of or the trading in the securities of the Company nor any notice objecting the use of the Canadian Basic Prospectus or the Registration Statement has been issued by the Reviewing Authority or the Commission, respectively, and no proceedings for that purpose shall have been issued, or to the Company’s knowledge, threatened, by the Reviewing Authority or the Commission, respectively, and any request for additional information by the Reviewing Authority or the Commission have been complied with;

(iii) since the date of the most recent financial statements included or incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package (exclusive of any supplement thereto), there has been no Material Adverse Effect, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package (exclusive of any supplement thereto).

(g) The receipt obtained from the Reviewing Authority in respect of the Canadian Basic Prospectus shall remain in effect and no order having the effect of ceasing or suspending the distribution of or the trading in the securities of the Company nor any notice objecting the use of the Canadian Basic Prospectus or the Registration Statement shall have been issued by any Qualifying Authority or the Commission, respectively, and no proceedings for that purpose shall have been issued, or to the Company’s knowledge, threatened, by any Qualifying Authority or the Commission, respectively, and any request for additional information by any Qualifying Authority or the Commission shall have been complied with.

(h) Deloitte & Touche LLP, the independent chartered accountants of the Company, shall have furnished to the Representatives, at the Execution Time and at the Closing Date, letters, (which may refer to letters previously delivered to one or more of the Representatives), dated respectively as of the Execution Time and as of the Closing Date (with a “cut-off” date no more than five days prior to the date of such letter), in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

(i) Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof), the Canadian Final Prospectus (exclusive of any amendment or supplement thereto), and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto), there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (e) of this Section 6 or (ii) any change or any development involving a prospective change in or affecting the condition (financial or otherwise), operations, earnings, business or properties of the Company and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Canadian Final Prospectus (exclusive of any amendment or supplement thereto), the U.S. Final Prospectus (exclusive of any amendment or supplement thereto) and the Disclosure Package the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereof), the Canadian Final Prospectus (exclusive of any amendment or supplement thereto), the U.S. Final Prospectus (exclusive of any amendment or supplement thereto) and the Disclosure Package.

(j) Prior to the Closing Date, the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

(k) The Securities shall have been listed and admitted and authorized for trading on the New York Stock Exchange and the Toronto Stock Exchange, and satisfactory evidence of such actions shall have been provided to the Representatives.

(l) At the Execution Time, the Company shall have furnished to the Representatives a letter substantially in the form of Exhibit A hereto from each officer and director of the Company and Brookfield Asset Management Inc. addressed to the Representatives.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 6 shall be delivered at the office of Shearman & Sterling LLP, U.S. counsel for the Underwriters, at Commerce Court West, Suite 4405, Toronto, Ontario, M5L 1E8, on the Closing Date.

7. Reimbursement of Underwriters’ Expenses. If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, because of any termination pursuant to Section 10 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company will reimburse the Underwriters severally through the Representatives on demand for all reasonable and documented expenses (including reasonable and documented fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

8. Indemnification and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees, affiliates and selling agents of each Underwriter and each person who controls any Underwriter within the meaning of either the Securities Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the Securities as originally filed or in any amendment thereof, or in any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Canadian Basic Prospectus, the U.S. Basic Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed in accordance with Rule 433(d), or in any amendment thereof or supplement thereto or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any reasonable and documented legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b) Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, employees, affiliates and each person who controls the Company within the meaning of either the Securities Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Company by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have. The Company acknowledges that the statements set forth (i) in the seventh paragraph of the cover page regarding delivery of the Securities and, under the heading “Underwriting” or “Plan of Distribution”, (ii) the list of Underwriters and their respective participation in the sale of the Securities, and (iii) the paragraphs related to stabilization, syndicate covering transactions and penalty bids in any Preliminary Prospectus and the Final Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Preliminary Prospectus, the Final Prospectus or any Issuer Free Writing Prospectus.

(c) Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(d) In the event that the indemnity provided in paragraph (a), (b) or (c) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively “Losses”) to which the Company and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Underwriters on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the U.S. Final Prospectus. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls an Underwriter within the meaning of either the Securities Act or the Exchange Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Company within the meaning of either the Securities Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

9. Default by an Underwriter. If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the amount of Securities set forth opposite their names in Schedule II hereto bears to the aggregate amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate amount of Securities set forth in Schedule II hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting Underwriter or the Company. In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company and any nondefaulting Underwriter for damages occasioned by its default hereunder.

10. Termination. This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company prior to delivery of and payment for the Securities, if at any time prior to such delivery and payment (i) trading in the Company’s Common Stock shall have been suspended by the Commission or the New York Stock Exchange or trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange shall have been suspended or limited or minimum prices shall have been established on either of such exchanges, (ii) a banking moratorium shall have been declared either by Federal or New York State authorities or Canadian federal authorities or (iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis the effect of which on U.S. and Canadian financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by any U.S. Preliminary Prospectus or Canadian Preliminary Prospectus, the Canadian Final Prospectus (exclusive of any amendment or supplement thereto) and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto).

11. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

12. Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to the Citigroup Global Markets Inc. General Counsel (fax no.: (212) 816-7912) and confirmed to the General Counsel, Citigroup Global Markets Inc., at 388 Greenwich Street, New York, New York, 10013, Attention: General Counsel; or, if sent to the Company, will be mailed, delivered or telefaxed to the Company general counsel (fax no.: (403) 231-8960 and confirmed to the General Counsel, Brookfield Residential Properties Inc. at 4906 Richard Rd. SW, Calgary, Alberta, T3E 6L1 Attention: General Counsel.

13. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

14. No Fiduciary Duty. The Company hereby acknowledges that (a) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of the Company and (c) the Company’s engagement of the Underwriters in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising the Company on related or other matters). The Company agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

15. Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

16. Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

17. Submission to Jurisdiction. The Company irrevocably submits to the jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the Canadian Final Prospectus, the Registration Statement, or the transactions contemplated hereby or thereby. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

18. Waiver of Jury Trial. The Company hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

19. Authorized Agent. The Company has irrevocably appointed Brookfield Residential US Corporation, Attn: Corporate Secretary, with offices at 200 Vesey Street, 10th Floor, 3 World Financial Center, New York, NY 10281 (or its successors) as agent for service of process, in the County, City and State of New York, United States of America (the “Authorized Agent”) as their authorized agent upon whom process may be served in any legal suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and the Authorized Agent agrees to act as said agent for service of process.

20. Judgment Currency. The obligation of the Company in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

21. TMX Group. Each of CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc., or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on the TMX Group’s board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

22. Counterparts. This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

23. Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

24. Definitions. The terms which follow, when used in this Agreement, shall have the meanings indicated.

“Applicable Time” shall mean 5:30 p.m. New York City time on the date that this Agreement is executed and delivered by the parties hereto

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or Toronto.

“Canadian Preliminary Prospectus” shall mean any preliminary prospectus supplement to the Canadian Basic Prospectus which describes the Securities and the offering thereof and is used by the Underwriters prior to the Applicable Time.

“Commission” shall mean the Securities and Exchange Commission.

“Disclosure Package” shall mean (i) the U.S. Basic Prospectus, (ii) the U.S. Preliminary Prospectus, (iii) the Issuer Free Writing Prospectuses, if any, identified in Schedule III hereto, (iv) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.

“Effective Date” shall mean each date and time that the Registration Statement and any post-effective amendment or amendments thereto became or becomes effective.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Final Prospectus” shall mean the prospectus supplement relating to the Securities that was first filed pursuant to General Instruction II.L. of Form F-10 after the Execution Time, together with the Base Prospectus.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Registration Statement” shall mean the registration statement referred to in paragraph 1(b) above, including exhibits and financial statements and any prospectus supplement relating to the Securities that is filed with the Commission pursuant to General Instruction II.L. of Form F-10, as amended on each Effective Date and, in the event any post-effective amendment thereto becomes effective prior to the Closing Date, shall also mean such registration statement as so amended.

“Rule 158”, “Rule 164”, “Rule 172”, “Rule 405”, “Rule 415”, “Rule 430B”, “Rule 433” and “Rule 426” refer to such rules under the Securities Act.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“U.S. Preliminary Prospectus” shall mean any preliminary prospectus supplement to the U.S. Basic Prospectus which describes the Securities and the offering thereof and is used by the Underwriters prior to the Applicable Time.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the several Underwriters.

Very truly yours,

Brookfield Residential Properties Inc.

By:	/s/ Craig J. Laurie
	Name:	Craig J. Laurie
	Title:	Executive Vice President and
Chief Financial Officer

The foregoing Agreement is hereby confirmed and accepted as of the date specified in Schedule I hereto.

Citigroup Global Markets Inc.

By:	/s/ Marni McManus
	Name:	Marni McManus
	Title:	Managing Director

Underwriting Agreement Signature Page

Credit Suisse Securities (USA) LLC

By:	/s/ Katie Stein
	Name:	Katie Stein
	Title:	Director

Underwriting Agreement Signature Page

Wells Fargo Securities, LLC

By:	/s/ David Herman
	Name:	David Herman
	Title:	Director

For themselves and the other several Underwriters, if any, named in Schedule II to the foregoing Agreement.

Underwriting Agreement Signature Page

SCHEDULE I

Underwriting Agreement dated November 14, 2012

Registration Statement No. 333-184559

Representative(s):	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC

Title, Purchase Price and Description of Securities:

Title: Common Shares (no par value)

Number of Underwritten Securities to be sold by the Company: 8,000,000

Number of Option Securities to be sold by the Company: 1,200,000

Price per Share to Public (include accrued dividends, if any): $14.490

Price per Share to the Underwriters – total: $13.874

Other provisions:

Closing Date, Time and Location: November 20, 2012 10:00 a.m. at Shearman & Sterling LLP, Commerce Court West, Suite 4405, Toronto, Ontario, M5L 1E8.

Date referred to in Section 5(g) after which the Company may offer or sell securities issued by the Company without the consent of the Representative(s): 90

SCHEDULE II

Underwriters	Number of Underwritten Securities to be Purchased
Citigroup Global Markets Inc.	2,000,000

Credit Suisse Securities (USA) LLC	2,000,000

Wells Fargo Securities, LLC	2,000,000

CIBC World Markets Corp.	320,000

HSBC Securities (USA) Inc.	320,000

J.P. Morgan Securities LLC	320,000

RBC Capital Markets, LLC	320,000

Scotia Capital (USA) Inc.	320,000

TD Securities (USA) LLC	320,000

Mitsubishi UFJ Securities (USA), Inc.	80,000

Total	8,000,000

SCHEDULE III

Schedule of Free Writing Prospectuses included in the Disclosure Package

None.

[Form of Lock-Up Agreement]	EXHIBIT A

[Letterhead of officer, director or major stockholder

of Brookfield Residential Properties Inc.]

Brookfield Residential Properties Inc.

Public Offering of Common Stock

November 14, 2012

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Wells Fargo Securities, LLC

As Representatives (the “Representatives”) of the several Underwriters,

388 Greenwich Street

New York, New York 10013

Ladies and Gentlemen:

This letter is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”), between Brookfield Residential Properties Inc., an Ontario corporation (the “Company”), and you as representatives of a group of Underwriters named therein, relating to an underwritten public offering of Common Stock, no par value (the “Common Stock”), of the Company.

In order to induce you and the other Underwriters to enter into the Underwriting Agreement, the undersigned will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of Common Stock of the Company or any securities convertible into or exercisable or exchangeable for such Common Stock, or publicly announce an intention to effect any such transaction, for a period from the date hereof until 90 days after the date of the Underwriting Agreement, other than shares of Common Stock disposed of as bona fide gifts approved by the Representatives.

If (i) the Company issues an earnings release or material news, or a material event relating to the Company occurs, during the last 17 days of the lock-up period, or (ii) prior to the expiration of the lock-up period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the lock-up period, the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the Representatives waive, in writing, such extension. The undersigned hereby acknowledges that the Company has agreed in the Underwriting Agreement to provide written notice of any event that would result in an extension of the Lock-Up Period and agrees that any such notice properly delivered will be deemed to have given to, and received by, the undersigned.

Notwithstanding the foregoing, the undersigned may transfer its shares of Common Stock (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein and provided further that any such transfer shall not involve disposition for value, (iii) as donations to charitable organizations, provided that each recipient agrees to be bound in writing by the restrictions set forth herein, (iv) by will or the laws of descent and distribution, (v) to any trust for the direct or indirect benefit of the undersigned or the family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (vi) if the undersigned is a corporation, business trust, association, limited liability company, partnership, limited liability partnership or other entity (individually, an “Entity”), to any Entity which is directly or indirectly controlled by, or is under common control with, the undersigned, provided that it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such securities subject to the provisions of this lock-up agreement and there shall be no further transfer of such securities except in accordance with this lock-up agreement, and provided further that any such transfer shall not involve a disposition for value, (vii) to any of its direct or indirect wholly owned subsidiaries if the undersigned is a corporation, provided that the transferee agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, or (viii) with the prior written consent of the Representative on behalf of the Underwriters; provided, that in the case of any transfer under each of clauses (i), (ii), (iii), (v), (vi) and (vii), no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of Common Stock, shall be required or shall be voluntarily made during the lock-up period. Nothing in this agreement shall preclude the sale of shares to the Company, including sales to satisfy taxes payable in connection with the vesting of previously awarded shares that constitute restricted stock or similar transactions.

If for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), the agreement set forth above shall likewise be terminated.

Yours very truly,

[Signature of officer, director or major stockholder]

[Name and address of officer, director or major stockholder]